SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 4 to
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
JCM Partners, LLC
(Name of Issuer)
JCM Partners, LLC
(Name of Person(s) Filing Statement)
Class 1 and 2 Units (as one class)
and
Class 3 Units
(Title of Classes of Securities)
Not Applicable
(CUSIP Number of Classes of Securities)

Julie Green Salem & Green, A Professional Corporation 1610 Arden Way, Suite 295 Sacramento, CA 95815 (916) 563-1818	Richard Baltz Arnold & Porter LLP 555 Twelfth St. NW — Room 1239 Washington, DC 20004-1202 (202) 942-5000
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
          This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.    ☐
          Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

ITEM 15 Additional Information
SIGNATURES

ITEM 15 Additional Information.
(Reg. M-A 1011(b))
(b) This Amendment No. 4 (the “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2007 as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed by JCM Partners, LLC (the “Company”), with the SEC on August 7, 2007, September 11, 2007 and October 5, 2007, respectively. This Amendment No. 4 to Schedule 13E-3 is being filed by the Company solely to report the results of the vote at the special members meeting to approve certain amendments to the Certificates of Designations of the Class 1, 2 and 3 Units in order to implement the transaction. The Company intends to file a final amendment to the Schedule 13E-3 after the Company’s record holders of Class 1 and 2 Units (as one class) and Class 3 Units have each been reduced to below 300 record holders, which will allow the Company to file a Form 15 with the SEC to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “1934 Act”). If necessary, the Company intends to exercise its call rights (as described below) in January 2008 to reduce the number of Class 1 and 2 Unit holders and Class 3 Unit holders.
          At a special meeting of the Members of the Company held November 15, 2007 (the “Special Meeting”), the Members of the Company approved and adopted amendments to the Certificates of Designations of each of the Company’s Class 1, 2 and 3 Units that:
     • Provide that the Class 1 and 2 Units (i) may not be converted into Class 3 Units after December 31, 2007, (ii) will not have any voting rights, except the right to vote on a merger, consolidation or dissolution of the Company or any amendment to the Certificate of Designations for the Class 1 or 2 Units, as applicable, (iii) will have their mandatory distributions increased by 1/4 of one cent per Unit per year and (iv) will have a priority in any repurchase program of the Company then in effect; and
     • Grant the Company a right in January 2008 to call for redemption Class 1, 2 and 3 Units at a price of $3.67 per Unit in order to reduce the number of record holders of Class 1 and 2 Units (taken together) and Class 3 Units to 295 each.
     The Amendments became effective on November 15, 2007 pursuant to the Company’s Second Amended and Restated Operating Agreement upon their execution by the Company’s Chief Executive Officer.
     As a result of the Amendments, the Class 1 and 2 Units (taken together) became a separate legal class from the Company’s Class 3 Units. When the number of record holders of the Class 1 and 2 Units (taken together) and Class 3 Units each are reduced to below 300, the Company will terminate its reporting obligations under the 1934 Act. As of the date of this Amendment, the Company had approximately 298 holders of record of Class 1 and 2 Units (taken together) and approximately 303 holders of record of Class 3 Units. If necessary, the Company intends to use the call options in January 2008 to reduce the number of holders of record of each of the Class 1 and 2 Units (taken together) and Class 3 Units to 295 each. Upon doing so, the Company intends to file a Form 15, as soon as practical, to terminate its reporting obligations under the 1934 Act for each of these classes of securities.
SIGNATURES
          After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007	JCM PARTNERS, LLC
	By:	/s/ Gayle M. Ing
Gayle M. Ing
Chief Executive Officer and President